# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aura Biosciences, Inc., CIK 0001501796
CUSIP: 05153U107
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 80 GUEST STREET, BOSTON, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 05/16/2025
Amends the filing with accession number 0000902664-21-004741
Filed by CIK 0001410830
Persons authorized to receive notices and communications: Joseph Downing, Matrix Capital Management Company LP, 1000 Winter Street, Suite 4500, Waltham, Massachusetts (MA), 02451, 603-956-9145; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Matrix Capital Management Company LP (CIK 0001410830): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,922,870; sole dispositive power 0; shared dispositive power 6,922,870; aggregate amount beneficially owned 6,922,870 (11.17% of the class)
- David E. Goel (CIK 0001548144): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,922,870; sole dispositive power 0; shared dispositive power 6,922,870; aggregate amount beneficially owned 6,922,870 (11.17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Aura Biosciences, Inc.
Address of issuer's principal executive offices: 80 GUEST STREET, BOSTON, Massachusetts (MA), 02135
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends and restates Item 5(a) and supplements Items 6 and 7, as set forth below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 61,960,877 shares of Common Stock outstanding, as disclosed in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(5) with the SEC on May 16, 2025, after giving effect to the completion of the offering, as described therein (the "2025 Offering").

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the 2025 Offering, on May 16, 2025, the Matrix Fund entered into a lock-up agreement with the underwriters of the 2025 Offering that restrict its ability to sell or transfer its shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until the 90th day after the date of the Underwriting Agreement entered into by the Issuer in connection with the 2025 Offering without the prior written consent of the representatives of the underwriters that participated in the 2025 Offering, subject to certain exceptions (the "2025 Offering Lock-Up Agreement").

The foregoing description of the 2025 Offering Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2025 Offering Lock-Up Agreement which is attached hereto as Exhibit F and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit F: Form of the 2025 Offering Lock-Up Agreement (incorporated herein by reference to Exhibit I to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 16, 2025).

## Signatures
- Matrix Capital Management Company LP: /s/ David E. Goel, David E. Goel, Managing General Partner (05/19/2025)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (05/19/2025)